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[redacted]

SEC
Mail Processing
Section

JUN 25 2013

Washington DC
401

SECURI 13025633 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2012 (MM/DD/YY) AND ENDING 04/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. Smith & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Lake Bellevue Dr, Suite 340

(No. and Street)

Bellevue	WA	98005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paige Pierce (801) 733-9909

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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6/25/13

OATH OR AFFIRMATION

I, Paige Pierce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. Smith & Associates, Inc., as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIPTI PATEL
Notary Public • State of Utah
Commission # 663269
My Commission Expires
March 10, 2017

Signature

Chief Executive Officer
Title

Dipti Patel
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

R.W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2013

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

R.W. SMITH & ASSOCIATES, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
R.W. Smith & Associates, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of R.W. Smith & Associates, Inc. (the "Company") as of April 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of R.W. Smith & Associates, Inc. as of April 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 3, 2013

R. W. SMITH & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2013

ASSETS

Cash and cash equivalents	$	778,284
Receivables:		
Commission receivable		92,251
Other		7,440
Deposit with clearing broker		52,073
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $399,927 (Note 2)		42,472
Prepaid assets and deposits		71,671
	$	**1,044,191**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Due to clearing broker	$	18,795
Accounts payable and accrued expenses		196,351
TOTAL LIABILITIES		215,146
COMMITMENTS AND CONTINGENCIES (Notes 4 and 7)		
SHAREHOLDER'S EQUITY (Note 5):		
Common stock, series A, $0.25 par value, voting, 200,000 shares authorized; 58,419 shares issued and outstanding		14,605
Common stock, series B, no par value, nonvoting 1,500,000 shares authorized; 525,771 shares issued and outstanding		-
Additional paid-in capital		2,839,032
Deficit		(2,024,592)
TOTAL SHAREHOLDER'S EQUITY		829,045
	$	**1,044,191**

The accompanying notes are an integral part of this statement.

R. W. SMITH & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and business

R. W. Smith & Associates, Inc. (the "Company") is registered as a "Fixed income inter dealer broker" as defined in subsection (ii) of Rule 15c-1a2 (ii) under the Securities Exchange Act of 1934. The Company was incorporated in May 1985 under the laws of the state of Washington. The Company has nine branch offices and transacts business with broker-dealers and dealer-banks and institutions throughout the United States.

Securities transactions

Fixed income transactions are recorded on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. Dividend income is recorded ex-dividend date and interest income and expense are recorded on the accrual basis.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(1) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. The Company clears certain of its interdealer counterparty transactions through a clearing firm on a fully disclosed basis.

Furniture, equipment and leasehold improvements

Office furniture, equipment and leasehold improvements are carried at cost and depreciated over five to seven years using the straight-line method. Maintenance and repairs are expensed when incurred.

Cash and cash equivalents

For purposes of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The Company files its own separate tax return, not consolidated with its parent. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes *(concluded)*

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended April 30, 2013.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at April 30, 2013 consist of the following:

Data processing equipment	$ 302,624
Office equipment	28,100
Office furniture	51,221
Telephone equipment	16,070
Leasehold improvements	44,384
	442,399
Less: accumulated depreciation and amortization	(399,927)
	$ 42,472

NOTE 3 - INCOME TAXES

As of April 30, 2013 the Company has approximately $1,800,000 of net operating loss carry forwards expiring through 2033, which may be used to offset future taxable income. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company has approximately $650,000 in deferred tax benefit relating to these net operating loss carry forwards, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance in the same amount has been recorded.

Significant components of the Company's deferred tax liabilities and assets as of April 30, 2013 are as follows:

Deferred tax liabilities	$ -
Deferred tax asset:	
Net operating loss	$ 650,000
Valuation allowance for deferred tax asset	(650,000)
	$ -

The valuation allowance for the deferred tax asset was increased by $200,000 during the year ended April 30, 2013.

NOTE 4 - LEASE OBLIGATIONS

The Company leases office space under non-cancelable operating leases expiring through 2017. At April 30, 2013, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year ending April 30,	Amount
2014	$ 162,025
2015	164,952
2016	143,802
2017	62,502
	$ 533,281

Total rental expense of $201,331, including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2013.

NOTE 5 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2013, the Company had net capital and net capital requirements of $707,462 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.30 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 6 - 401(K) PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company does not currently match employees' contributions to the plan, but does pay all administrative fees for the plan.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company is involved in activities related to securities transactions with broker-dealers and dealer-banks and other institutions. These activities may expose the Company to off-balance sheet risk. In the event the counterparty fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

The Company's financial instruments, including cash and cash equivalents, commission receivable, other receivable, deposit with clearing broker, prepaid assets and deposits, due to clearing broker and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 8 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors and Shareholder of
R.W. Smith and Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by R.W. Smith and Associates, Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended April 30, 2013, with the amounts reported in Form SIPC-7 for the year ended April 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
June 3, 2013

R. W. SMITH & ASSOCIATES, INC.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
APRIL 30, 2013

General assessment per SIPC-7	$ 11,935
Less payments made with SIPC-6, excluding interest	(6,152)
Amount paid with Form SIPC-7	$ 5,783

See Independent Accountants' Report.